One Liberty Plaza, 7th Floor New York, N.Y. 10006 Office: (212) 297-0200 Fax: (212) 297-0375

June 9, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ABM Industries Incorporated has made disclosure pursuant those provisions in its Quarterly Report on Form 10-Q for the quarter ended April 30, 2022, which was filed with the Securities and Exchange Commission on June 9, 2022.

Sincerely,

ABM Industries Incorporated

By: /s/ Andrea R. Newborn
Name: Andrea R. Newborn
Title: Executive Vice President, General Counsel
and Corporate Secretary